SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, DC  20549

_________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) 1

Restoration Hardware Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761283100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[ x]

Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). J. Michael Chu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	0 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). Scott A. Dahnke
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	0 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). CP6 Management, L.L.C. 86-1170980
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	0 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). Catterton Managing Partner VI, L.L.C. 20-3514375
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	0 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). CP Home Holdings, LLC 26-2763473
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	0 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) OO

Cusip No. 761283100

13G

Page 6 of 10 pages

Schedule 13G

Common Stock

CUSIP No. 761283100

Item 1(a)

Name of Issuer:

Restoration Hardware Holdings, Inc. (the “Issuer”)

Item 1(b)

Address of Issuer’s Principal Executive Offices:

15 Koch Road, Suite J

Corte Madera, CA 94925

Item 2(a)

Name of Person filing:

The following “Reporting Persons”:

J. Michael Chu

Scott A. Dahnke

CP6 Management, L.L.C.

Catterton Managing Partner VI, L.L.C.

CP Home Holdings, LLC

Item 2(b)

Address of Principal Business Office or, if None, Residence:

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Item 2(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d)

Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)

CUSIP Number: 761283100

Cusip No. 761283100

13G

Page 7 of 10 pages

Item 3.

Not applicable

Item 4

Ownership.

On September 30, 2013 the Reporting Persons sold all shares of Common Stock they beneficially owned.  As of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock.

Item 5

Ownership of Five Percent or Less of a Class.

Check-the-box for 5% or less ownership [x]

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8

Identification and Classification of Members of the Group.

Not applicable

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

Not applicable

Cusip No. 761283100

13G

Page 8 of 10 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 14, 2014

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton Managing Partner VI, L.L.C.

by CP6 Management, L.L.C., its managing member

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

CP Home Holdings, LLC

by Catterton Managing Partner VI, L.L.C., its manager

by CP6 Management, L.L.C., its managing member

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Cusip No. 761283100

13G

Page 9 of 10 pages

INDEX TO EXHIBITS

EXHIBIT A

Joint Filing Agreement

EXHIBIT B

Power of Attorney

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock beneficially owned by each of them of Restoration Hardware Holdings, Inc. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of February, 2014.

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton Managing Partner VI, L.L.C.

by CP6 Management, L.L.C., its managing member

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

CP Home Holdings, LLC

by Catterton Managing Partner VI, L.L.C., its manager

by CP6 Management, L.L.C., its managing member

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person